FORM 6 - K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of August 2011

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Paragraphs 1-2 of the press release that is attached hereto are hereby incorporated by reference into all effective Registration Statements filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

B.O.S. Announces Financial Results for Second Quarter of 2011

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

Dated: August 29, 2011	By:	/s/ Eyal Cohen
Eyal Cohen
CFO

B.O.S. Announces Financial Results for Second Quarter of 2011

RISHON LEZION, Israel, August 29, 2011 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and supply chain solutions to global enterprises, today reported its financial results for the second quarter of 2011.

Highlights of second quarter 2011 results from continuing operation:

1.	Revenues grew by 7.6% to $8.4 million, up from $7.8 million in the same quarter last year.
2.	Operating loss amounted to $89,000 compared to operating income of $376,000 in the same quarter last year.
3.	EBITDA amounted to $139,000 compared to $588,000 in the same quarter last year.
4.	Net loss amounted to $324,000 compared to a net loss of $37,000 in the same quarter last year.
5.	Net loss on a non-GAAP basis amounted to $17,000 compared to net income amounted to $235,000 in the same quarter last year.
6.	Backlog and deferred revenues grew by 14% to $10.3 million, compared to $9 million in June 30, 2010. The majority of the backlog relates to the Supply Chain division.

Yuval Viner, BOS CEO, stated: "We are continuing to invest in our BOS ID software platform, which, from a strategic point of view, is the growth engine of the RFID & Mobile division for the coming years, in the Israeli market and abroad. Our extensive investment in the BOS ID development was the main factor leading to a net loss on non-GAAP basis of $17,000 for the second quarter. We are currently working to enhance the performance of the BOS ID platform and to shorten the delivery time of software projects. In parallel, we are continuing to invest in development of the international market and have recently retained an international sales manager for this purpose. In August, we won our first RFID pilot project in Spain.

As a result, we are updating our forecast for 2011, as follows:
•	Revenue forecast remains unchanged: we expect revenues to exceed $33 million, compared to $30.2 million in 2010.
•	EBITDA forecast will be reduced to $1.4 million from our initial forecast of $2.3 million, compared to $2.1 million in 2010.
•	Net profit forecast: we will be profitable on non GAAP basis but not on a GAAP basis, as initially forecasted."

Eyal Cohen, BOS CFO, stated: "In the second quarter we provided $1 million cash from operating activities and our cash increased to $983,000, from $185,000 in March 31, 2011. We have started initial negotiations for an extension or a conversion of our convertible notes, which amounted to $2.7 million in June 30, 2011, which most of it, is due on July 2012. All the holders of the convertible notes are shareholders of BOS. We recently received an approval for a five-year loan from Bank HaPoalim Ltd., which results in a $0.5 million increase to our aggregate credit lines available from Bank Hapoalim and Bank Leumi. This milestone will improve the Company’s working capital, decrease our dependence on one bank and is also expected to reduce our financial costs going forward."

Conference Call

BOS will host a conference call on Tuesday, August 30, 2011 at 10:00 a.m. Eastern Daylight Time / 5:00 p.m. Israel Time. A question-and-answer session will follow management's presentation. Interested parties may participate in the conference call by dialing the following numbers approximately five to ten minutes before the call start time:

North America + 1-888-668-9141
Israel + 03-9180685
International + 972-3-9180685

For those unable to listen to the live call, a replay of the call will be available from the day after the call on BOS's website, at: http://www.boscorporate.com

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq:BOSC - News) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: www.boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Revenues	$17,536	$15,208	$8,393	$7,801
Write off (reversal) of slow moving inventory	47	(92)	47	(49)
Cost of revenues	13,631	11,570	6,625	5,898
Gross profit	3,858	3,730	1,721	1,952

Operating costs and expenses:
Research and development	220	182	116	62
Sales and marketing	2,262	2,049	1,166	992
General and administrative	1,089	976	528	522
Total operating costs and expenses	3,571	3,207	1,810	1,576

Operating profit (loss)	287	523	(89)	376
Financial expenses, net	(499)	(549)	(275)	(310)
Other expenses, net	(97)	(108)	(39)	(101)
Loss before taxes benefit	(309)	(134)	(403)	(35)
Taxes benefit (taxes on income)	19	(4)	79	(2)
Loss from continuing operations	(290)	(138)	(324)	(37)
Profit related to discontinued operations	-	153	-	152
Net income (loss)	$(290)	$15	$(324)	$115

Basic and diluted net loss per share from continuing operations	$(0.11)	$(0.05)	$(0.12)	$(0.02)
Basic and diluted net profit per share from discontinued operations	$-	$0.06	$-	$0.06
Basic and diluted net profit (loss) per share	$(0.11)	$0.01	$(0.12)	$0.04

Weighted average number of shares used in computing basic net earnings per share	2,758,734	2,627,055	2,762,590	2,626,760
Weighted average number of shares used in computing diluted net earnings per share	2,758,734	2,753,356	2,762,590	2,753,036

CONSOLIDATED BALANCE SHEETS

 (U.S. dollars in thousands, except per share amounts)

	June 30, 2011	December 31, 2010
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$983	$703
Trade receivables	8,783	7,719
Other accounts receivable and prepaid expenses	929	1,183
Inventories	5,608	5,125

Total current assets	16,303	14,730

LONG-TERM ASSETS:
Severance pay fund	49	47
Investment in other companies	167	107
Other assets	97	161

Total long-term assets	313	315

PROPERTY, PLANT AND EQUIPMENT, NET	1,316	1,135

OTHER INTANGIBLE ASSETS, NET	1,349	1,512

GOODWILL	4,612	4,438

	$23,893	$22,130

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2011	December 31, 2010
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$8,677	$7,778
Trade payables	4,942	4,317
Employees and payroll accruals	838	735
Deferred revenues	738	474
Accrued expenses and other liabilities	970	1,040

Total current liabilities	16,165	14,344

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	262	394
Income tax accruals	459	488
Accrued severance pay	199	167
Convertible note	2,671	2,460
Other long-term liabilities	456	564

Total long-term liabilities	4,047	4,073

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	14,154	13,959
Additional paid-in capital	56,704	56,805
Accumulated other comprehensive profit	216	52
Accumulated deficit	67,393	(67,103)

Total shareholders' equity	3,681	3,713

Total liabilities and shareholders' equity	$23,893	$22,130

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,	Three months ended June 30,
	2011	2011
	(Unaudited)

Cash flows provided by operating activities	93	1,040

Net cash used in investing activities	(432)	(276)

Net cash provided by financing activities	619	34

Increase in cash and cash equivalents	280	798

Cash and equivalents at the beginning of the period	703	185

Cash and cash equivalents at the end of the period	$983	$983

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in thousands, except per share amounts)

	Three months ended June 30,
	2011				2010
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$8,393	$-		$8,519	$7,801
Gross profit	1,721	47	a	1,768	1,903

Operating costs and expenses:
Research and development	116	-		116	62
Sales and marketing	1,166	(96	)b	1,070	890
General and administrative	528	(56	)c	472	473
Total operating costs and expenses	1,810	(152)		1,658	1,425

Operating profit (loss)	(89)	199		110	478
Financial expenses, net	(275)	69	e	(206)	(241)
Other expenses, net	(39)	39	d	-	-
Profit (loss) before taxes on income	(403)	307		(96)	237
Taxes on income (tax benefit)	79	-		79	(2)
Profit (loss) from continuing operations	$(324)	$307		$(17)	$235
Profit related to discontinued operations	-	-		-	203
Net income (loss)	$(324)	$307		$(17)	$438

Notes to the reconciliation:
a - Inventory write off.
b - Amortization of intangible assets.
c - Stock based compensation.
d - Impairment in related with investment in Companies.
e - Depreciation of prepaid expenses and value of warrants attached to Convertible note.

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in thousands, except per share amounts)

	Six months ended June 30,
	2011				2010
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	17,536	$-		$17,662	$15,208
Gross profit	3,858	47	a	3,905	3,638

Operating costs and expenses:
Research and development	220	-		220	182
Sales and marketing	2,262	(188)b , (3	)c	2,071	1,844
General and administrative	1,089	(90	)c	999	878
Total operating costs and expenses	3,571	(281)		3,290	2,904

Operating profit (loss)	287	328		615	734
Financial expenses, net	(499)	139	e	(360)	(411)
Other expenses, net	(97)	97	d	-	-
Profit (loss) before taxes on income	(309)	564		255	323
Taxes on income (tax benefit)	19	-		19	-
Profit (loss) from continuing operations	$(290)	$564		$274	$323
Profit loss related to discontinued operations	-	-		-	250
Net income (loss)	$(290)	$564		$274	$573

Notes to the reconciliation:
a - Inventory write off.
b - Amortization of intangible assets.
c - Stock based compensation.
d - Impairment in related with investment in Companies.
e - Depreciation of prepaid expenses and value of warrants attached to Convertible note.

CONDENSED CONSOLIDATED EBITDA

 (U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Operating Profit (loss) from continuing operations	$287	$523	(89)	$376
Add:
Amortization of intangible assets	189	182	96	91
Stock based compensation	94	120	57	61
Depreciation	139	121	75	60
EBITDA	$709	$946	$139	$588

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Six months ended June 30, 2011				Three months ended June 30, 2011

Revenues	$7,097	$10,957	$(518)	$17,536	$3,605	$5,088	$(300)	$8,393

Gross profit	$1,693	$2,165	$-	$3,858	$757	$964	$-	$1,721

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Six months ended June 30, 2010				Three months ended June 30, 2010

Revenues	$5,959	$9,509	$(260)	$15,208	$3,059	$4,983	$(241)	$7,801

Gross profit	$2,008	$1,722	$-	$3,730	$987	$965	$-	$1,952